Mail Stop 0408


								July 7, 2006






Mr. Michael A. Gales
Executive Chairman
Gales Industries Incorporated
1479 North Clinton Avenue
Bay Shore, New York 11706


Re: 	Gales Industries Incorporated
      (formerly Ashlin Development Corporation)
      Amendment Number One to Form SB-2
      File No. 333-131709
      Filed June 29, 2006



Dear Mr. Gales:

      We have reviewed your filing and have the following initial comments; we may issue additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. From the information presented in the financial statements of Original Gales prior to the acquisition of AIM and AIM`s financial statements, it appears AIM can be considered your predecessor under
RC 405 as you have succeeded to substantially all of the business of
AIM, and your operations prior to the acquisition of AIM were insignificant relative to the operations acquired. We note that you have presented separate audited financial statements of AIM as of and for the 11-month period end November 30, 2005, and the years ended December 31, 2004 and 2003. . Please note that Item 310 of Regulation S-B requests the presentation of the financial statements of the company (Gales) and its predecessors and revise the financial statements and disclosures throughout your filing to specifically comply with this guidance.
2. As a related matter, please refer to our prior comment 16. While the previously issued audit report of a non-issuer involved in a reverse merger would generally not be required to refer to PCAOB standards, this exemption does not apply to reports issued after the financial statements become those of the registrant. As AIM is the predecessor of Gales, and as the Ashlin transaction has already taken place, the audit reports for AIM that are included in this filing should refer to PCAOB standards. Please revise accordingly.


Financial Statements


Gales Industries Incorporated

Note 8 - Employee Benefit Plans, page F-28

3. Please provide the applicable disclosures required under paragraphs 12 and 13 of SFAS 132(R) with regard to your contributions to the Union for medical benefits.


Note 12 - Stock Based Compensation Arrangements, page F-31

4. Refer to our previous comment 55.    Please tell us more about
how
you determined the "date of grant" and the "current stock prices used" for the options discussed in Appendix 55 of your most recent response and provide us with your basis in GAAP for your determinations. Specifically, if you entered into the employment agreements in September of 2005, the agreements became effective and the options were "issued" in November of 2005 and shareholder approval of the plan was completed as of February 15, 2006, please explain how your determination of the individual "grant" dates complies with the guidance in SFAS 123(R). In addition, please tell us how you selected the thirty days ended December 15, 2005 as the measure of the "current stock price" to be used for these options pursuant to SFAS 123(R). Finally, when you refer to the "Big Charts" from which prices were retrieved, we assume that you are referring to prices quoted on the OTC bulletin board as presented on page 50. Please advise. We may have further comments upon review of your response.

5. As a related matter, we note that your Note 12 to Gales
financial
statements contains presentations such as "Granted and Reserved
For
Grants" related to the options referenced above.  Please explain the
meaning of "reserved for grant" and the reasons why it is
appropriate
to include these "reserved" options in your tables and schedules of
"granted" options. We assume that you are not yet contingently obligated to issue equity instruments or transfer assets to an employee who renders the requisite service as specified in the definition of the "grant date" in Appendix E of SFAS 123(R). Please confirm. Please also tell us whether these are contingent options and/or there are other conditions that effect the vesting or exercisability of these options such as service, market or
performance conditions.    We may have further comments upon
review
of your response.


Air Industries Machining Corp. Financial Statements

Consolidated Statements of Income and Retained Earnings, page F 43 and F-57

6. We note the addition of pro forma information to your income statement in response to our previous comment 23. We also note from your disclosure on page 25 that you used an effective rate of 40.2%.
Please revise the footnoted explanation on the face of your income statement to include such rate and how the appropriateness of such rate was determined.


Other

7. Please update the financial statement and related disclosures included in the Company`s Form SB-2 registration statement in accordance with Item 310 (g) of Regulation S-B.

8. Please include currently dated consents of the independent accountants.

9. To facilitate our review, please clearly mark all changes in your next amendment, including those changes made in the financial statements. Alternatively, please provide us with a written list, by page number, of all changed items in the amendment.






      * * * * * * * * * * * * *




      Once you have received all of our comments, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Marie Geddes at (202) 551-3304 or
Margery
E. Reich at (202) 551-3347 if you have questions regarding
comments
on the financial statements and related matters.  Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-
3491
with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director



cc. 	Vincent J. McGill, Esquire
      Eaton & Van Winkle, LLP
      3 Park Avenue
      16th Floor
      New York, New York 10016





Mr. Michael Gales
Gales Industries Inc.
July 7, 2006
Page 1